Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701

                                                                      July 12, 2010

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-52610

Dear Mr. Gordon:

Reference is made to the comments of the staff of the Securities and Exchange Commission (the “SEC”), with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”) of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or “Lightstone”), in your letter dated June 28, 2010 (the “Comment Letter”).

This letter is to respond to your comments and questions.   For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Bruce L. Gordon	July 12, 2010
United States Securities and	Page 2 of 5
Exchange Commission

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

1.
Please revise your disclosure in future filings related to modified funds from operations to disclose the reasons why you believe that presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.  Refer to Item 10 (e)(1)(i)(C) of Regulation S-K.

The Company in its future filings beginning with the June 30, 2010 Form 10-Q will add the following language to its disclosure related to modified funds from operations.

In addition to measurements defined by accounting principles generally accepted in the United States of America (“GAAP”), our management also focuses on funds from operations (“FFO”) and modified funds from operations (“MFFO”) to measure our performance.   FFO is generally considered to be an appropriate supplemental non-GAAP measure of the performance of real estate investment trusts (“REITs”).  FFO is defined by the National Association of Real Estate Investment Trusts, Inc (“NAREIT”) as net earnings before depreciation and amortization of real estate assets, gains or losses on dispositions of real estate, (including such non-FFO items reported in discontinued operations).   Notwithstanding the widespread reporting of FFO, changes in accounting and reporting rules under GAAP that were adopted after NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non-operating items included in FFO.  For example, acquisition expenses, acquisition fees and financing fees, which we intend to fund from the proceeds of this offering and which we do not view as an expense of operating a property, are now deducted as expenses in the determination of GAAP net income.  As a result, we intend to consider a modified FFO, or MFFO, when assessing our operating performance.  We intend to explain all modifications to FFO and to reconcile MFFO to FFO and FFO to GAAP net income when presenting MFFO information.

Our MFFO is FFO excluding straight-line rental revenue, the net amortization of above-market and below market leases, other than temporary impairment of marketable securities, gain/loss on sale of marketable securities, impairment charges on long-lived assets and acquisition-related costs expensed.  Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time.  Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient.

Mr. Bruce L. Gordon	July 12, 2010
United States Securities and	Page 3 of 5
Exchange Commission

Accordingly, we believe that FFO is helpful to stockholders and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year over year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income.  We believe that MFFO is helpful to stockholders and our management as a measure of operating performance because it excludes charges that management considers more reflective of investing activities or non-operating valuation changes.  By providing FFO and MFFO, we present information that reflects how our management analyzes our long-term operating activities.  We believe fluctuations in MFFO are indicative of changes in operating activities and provide comparability in evaluating our performance over time and as compared to other real estate companies that may not be affected by impairments or acquisition activities.

Current Environment, page 47

2.
Please tell us what recourse, if any, the lender may have against you related to the two loans within the Camden portfolio which you defaulted on during 2009, beyond the foreclosure of the two properties.

The lender subsequent to the filing of the Form 10-K completed the foreclosure sales on these properties during April and May of 2010.  These loans were originally non-recourse loans with the exception of recourse (bad boy) carve outs.  In March 2010, the lender released the Company from the recourse carve outs, as such the loans were fully non-recourse loans with no liability to the Company as of the date of the Form 10-K filing.  The loans were secured by the mortgage property.  In the event of default, per the mortgage note agreement, the lender’s only recourse for the satisfaction of the indebtedness and the performance of such obligations shall be the lender’s exercise of its rights and remedies with respect to the mortgaged property and any other collateral held by the lender as security for the indebtedness.

At any  time during existence of an event of default, lender, at the lender’s option, may declare the indebtedness to be immediately due and payable without further demand, and may invoke the power of sale.  In addition, the lender may take possession, manage, lease and operate the properties, and collect rent and all sums received under all existing lease guaranties and bankruptcy claims.

Based upon the lender’s release of recourse carve outs, the borrower and the Company are not personally liable for the indebtedness and the lender’s only remedy is through taking possession or selling the mortgage property that was held as collateral against the loan. The lender during April and May 2010 completed the foreclosure sales on both properties and has released the borrowers of any future obligation regarding the indebtedness.

As there is not additional recourse by the lender, an amendment to the filing related to the disclosure is not required.

Mr. Bruce L. Gordon	July 12, 2010
United States Securities and	Page 4 of 5
Exchange Commission

Form 8-K Filed March 30, 2009

3.
We note in Item 9.01 you disclosed that required financial statements of Prime Retail Outlets Acquisition Company, LLC would be filed with the Securities and Exchange Commission by amendment to the Form 8-K no later than 71 days after the date on which the Form 8-K was required to be filed.  In addition, you wrote in to the Office of the Chief Accountant requesting to file 3-14 financial statements instead of 3-05 financial statements and this request was denied requiring you to file the 3-05 financial statements.  Please tell us why these financial statements have not been filed and when you plan to do so.

The Company as part of meeting the SEC 8-K filing requirements hired external auditors to audit the financial statements of Prime Retail Outlets Acquisition Company, LLC (“POAC”).   The Company is aware that the Form8-K/A with these 3-05 financial statements was due in June 2009 and dedicated internal and external resources to actively work on these financial statements so that the financial statements could be filed on a timely basis.

However, as part of preparing for the audit process, the Company realized that it had to reconstruct financial statements from 2003 and forward in order to properly reflect purchase accounting and the proper allocation of purchase price for acquisitions that had previously occurred.  The reconstruction process started during July 2008 and required the Company to have external valuation consultants prepare independent purchase price allocations for multiple acquisitions that occurred over the years.  Once the new allocations were completed and the auditors had a chance to perform their work associated with the allocation, the Company then needed to reconstruct all of its fixed asset ledgers and adjust the related depreciation from 2003 and forward.  This reconstruction process took longer than expected due to the manual process of updating all assets in the ledgers for 18 outlet centers and then re running all the financial statements and making sure all accounts properly reconciled with support ledgers after adjustment.  This process was not completed until after the initial filing deadline of June 2009.  The audit is now substantially completed, but the Company still needs to complete the footnote disclosures in order to finalize the statements for filing.

 While the Company was in the process of completing the audit, the Company entered into a definitive agreement in December 2009 to dispose of its POAC investment (the “Transaction”).  The Company’s accounting resources have been split between completing due diligence requests associated with the Transaction as well as completing the audit and related footnote disclosures for the 8-K requirements.  We have utilized external resources to the point that we can and now need to rely on internal resources to complete the remaining portion of the work.  Our limit on resources has delayed our progress on completing the 3-05 financial statements as the Company believed that meeting the requirements of the Transaction was in the best interest of our shareholders and their investment.    The Company has dedicated many resources since July 2008 to complete these 3-05 financial statements.  To date, the Company has spent approximately $3.9 million on external resources related to the completion of the audited financial statements plus has dedicated numerous internal staff to the project.  In order to complete the financial statements, the Company expects to spend at least an additional $0.2 million on external resources plus additional internal staffing hours.

Mr. Bruce L. Gordon	July 12, 2010
United States Securities and	Page 5 of 5
Exchange Commission

At this point, the Company expects the Transaction to be completed by the end of 2010.  In light of the fact that the POAC investment is not expected to exist after 2010 and these financial statements are for the three year period ending December 31, 2007 and the nine months ended September 30, 2008 and 2007, the Company is requesting from the SEC a waiver for the historical financial statements filing requirement.  The Company feels that these historical financial statements will not have any future benefit to our shareholders and the resources that would be used to complete the disclosure requirements could be allocated to complete the Transaction and other activities which could provide a benefit to our shareholders.  If you are unable to grant this waiver, the Company expects that these financial statements will be filed no later than September 30, 2010.

*           *           *           *           *

Thank you very much for your prompt review of these materials.

 Please call me at (212) 616-9975 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,

/s/ Donna Brandin

Donna Brandin
Chief Financial Officer and Principal Accounting Officer

cc:	Mr. Eric McPhee (Staff)
Mr. David Lichtenstein (Lightstone)